PDG Environmental, Inc.
SEC Comment Letter dated February 6, 2007
Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0404

Re:	PDG Environmental, Inc. Post-Effective Amendment No. 3 to Registration Statement on Form S-1 Filed on January 18, 2007 File No.: 333-128508
Dear Ms. Long,
This letter sets forth the responses of PDG Environmental, Inc. (the “Company”) to the comments made in your February 6, 2007 letter. Each of these comments are set forth below, organized in the same manner and order and format as your letter, with the staff comments in italics and our responses immediately following.
Explanatory Note
1.	The statement in this section should explain why this post-effective amendment was filed. Since you changed the registration statement from a Form S-2 to a Form S-1 in post-effective amendment No. 1, it is unclear why this is noted in this section. Please limit your explanatory note to the updates reflected in the current post-effective amendment.
PDGE Response:
We have revised our Explanatory Note to limit our disclosures to the updates reflected in Post-Effective Amendment No. 3 to Registration Statement on Form S-1.
The Selling Stockholders, page 3
2.	Footnote (2) on page 5 should be revised to state clearly that the total maximum number of shares that will be offered and sold by all selling stockholders will not exceed (instead of equal) the total number of shares covered by this registration statement.
PDGE Response:
We have made the requested revision.

Signatures, page II-5
3.	The amended registration statement should also be signed by the registrant’s Principal Financial Officer whose title should be shown on the signature page.
PDGE Response:
The amended registration statement has been signed by the principal financial officer, whose title is shown on the signature page.
In responding to the Commission’s comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments, changes to disclosure in response to staff comments and the declaration of effectiveness do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company believes the above explanations have been responsive to your comments. Should you need further information, please contact Todd Fortier at 412-243-3200 x.15.
Sincerely,
/s/ Todd B. Fortier
Todd B. Fortier
Chief Financial Officer

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